Exhibit 99.3

HUITAO TECHNOLOGY CO., LTD.

(formerly China Advanced Construction Materials Group, Inc.)

800 3rd Ave, Suite 2800

New York, NY 10022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 10 a.m. on April 27, 2020 Local Time

(Record Date – April 7, 2020)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yang (Sean) Liu as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of Huitao Technology Co., Ltd. (formerly China Advanced Construction Materials Group, Inc. (“we,” “us,” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the Annual meeting of Shareholders of the Company on Monday, April 27, at 10 a.m., local time, at 800 3rd Ave, Suite 2800, New York, NY 10022.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” PROPOSALS NO. 1, NO. 2, AND NO. 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To approve and adopt that certain Share Purchase Agreement and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Xin Ao Construction Materials, Inc, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to Mr. Xianfu Han and Mr. Weili He in exchange for $600,000.

For	Against	Abstain
O	O	O

PROPOSAL 2: To elect Yang (Sean) Liu, Lili Jiang, Wei Fang, Xiaoyuan Zhang and Wei Pei to serve on the Company’s Board of Directors for a term of one (1) year.

For	Against	Abstain
O	O	O

PROPOSAL 3: To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to change the Company’s name from “Huitao Technology Co., Ltd.” to “Color Star Technology Co., Ltd.”

For	Against	Abstain
O	O	O

PROPOSAL 4: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder:
Date:

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: